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December 13, 2007

Writer’s Direct Contact 213.892.5290 ASussman@mofo.com
Via Edgar and Facsimile to (202) 772-9210
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Mr. Stephen Krikorian

Re:	Smith Micro Software, Inc. (File No. 000-26536) Comment Letter dated October 31, 2007 Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Quarterly Period Ended June 30, 2007
Dear Mr. Krikorian:
     This letter is being filed on behalf of Smith Micro Software, Inc. (the “Company”) in response to a comment letter received from the Staff of the Securities and Exchange Commission by letter dated October 31, 2007, and subsequent telephone conversations with Melissa Walsh of the Staff. The numbering of the paragraph below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide this response on its behalf.
Form 10-K for the fiscal year ended December 31, 2006
Consolidated Statements of Cash Flows, page F-7
1.	Your response to prior comment 1 explains why you believe that none of the qualitative factors of SAB 99 have been met. These factors are an illustrative list of qualitative considerations that may cause a qualitatively small error to be material. As such, the absence of those qualitative considerations does not provide sufficient support for your view that this quantitatively large error is not material. Based on the information provided, we believe you should revise your financial statements in light of the fact that the misstatement is quantitatively material to the subtotal captions within your Consolidated Statements of Cash Flows.

Mr. Stephen Krikorian
December 13, 2007
Page Two
     In response to the Staff’s comment, on November 14, 2007 the Company filed amendments to its (i) Form 10-K for the fiscal year ended December 31, 2006, and (ii) Form 10-Q for the quarterly period ended June 30, 2007, including restatements of the statements of cash flows included in those filings.
     Please be advised that the Company’s statement of cash flows for the quarter ended March 31, 2007 did not involve any amount for tax benefit related to the exercise of stock options, and therefore the Form 10-Q for this period was not amended. Also the Company’s Form 10-Q for the nine months ended September 30, 2007 correctly reported tax benefit related to the exercise of stock options, and therefore the Form 10-Q for that period was not amended.
Analysis of Disclosure Controls and Internal Control Over Financial Reporting
     As reported in the Company’s Form 10-Q for the nine months ended September 30, 2007, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of September 30, 2007 and evaluated whether there have been changes in its internal control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. In reaching its conclusions, the Company took into consideration the then-pending restatements for the periods ending December 31, 2006 and June 30, 2007. As stated in its Form 10-Q, the Company concluded that (i) its disclosure controls and procedures were effective and (ii) there were no changes in its internal control over financial reporting during the quarter that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
     In reaching these conclusions, the Company took into consideration the guidance regarding internal control audits contained in Auditing Standards No. 2 and No. 5, and the Staff Statement on Management’s Report on Internal Control Over Financial Reporting dated May 16, 2005. In particular, as recommended by this guidance management exercised judgment in assessing the reasons why the restatements were necessary based on all the facts and circumstances, including the probability of reoccurrence of the misstatements. The Company also took into consideration the guidance in the Staff Statement that “[n]either Section 404 nor the Commission’s implementing rules require that a material weakness in internal control over financial reporting must be found to exist in every case of restatement resulting from an error.”
     The Company believes that the error resulted from a misapplication of paragraph 63 of SFAS 123(R), which was first adopted by the Company in fiscal 2006. SFAS 123(R) was otherwise correctly implemented by the Company, including in its consolidated balance sheets and statements of operations. The misapplication of the new accounting principle to the statements of cash flows was unfortunate, but the misapplication involved an error in applying

Mr. Stephen Krikorian
December 13, 2007
Page Three
the technical classification rules under SFAS 123(R) rather than an error in calculating the core financial figures affected by SFAS 123(R), which were presented correctly.
     The Company believes that there is a low likelihood of recurrence of the misapplication of GAAP that led to the restatements. Complex changes in material accounting principles occur infrequently, and the Company has not experienced such an error previously in its history. Furthermore, the application of a classification rule such as paragraph 63 of SFAS 123(R) tends to be a one-time decision rather than a repetitive quarterly procedure that might otherwise need improvement or additional employee training. The Company concluded, after consultation with its auditors, that the incorrect classification of the cash flow line item that resulted in the restatement was not the result of an ineffective control environment or inadequate controls within the Company.
     Based on the foregoing, the Company concluded as of September 30, 2007 that (i) its disclosure controls and procedures were effective and (ii) there were no changes in its internal control over financial reporting during the quarter that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
* * *
     On behalf of the Company, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding these filings or this response letter to the undersigned at (213) 892-5290. My facsimile is (213) 892-5454.

Sincerely,

Allen Z. Sussman

cc:	Ms. Melissa Walsh Mr. Andrew Schmidt, Chief Financial Officer